Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2014 Financial Results

4Q14 Total Net Revenue Up 108.9% YoY to US$1.36 Billion

4Q14 Gross Profit Up 112.2% YoY to US$338.2 Million

4Q14 Non-GAAP Income from Operations Up 141.5% YoY to US$79.6 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on February 17, 2015

Guangzhou, China, February 16, 2015 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•                    Total net revenue increased by 108.9% year over year to US$1.36 billion, primarily attributable to a 114.2% year-over-year increase in the number of active customers1 to 12.2 million and a 99.6% year-over-year increase in total orders2 to 35.3 million.

•                    Gross margin increased to 24.9% from 24.5% in the prior year period.

•                    Income from operations increased by 105.7% to US$60.8 million from US$29.6 million in the prior year period. Non-GAAP income from operations3 increased by 141.5% to US$79.6 million from US$33.0 million in the prior year period. Non-GAAP operating income margin4 increased to 5.9% from 5.1% in the prior year period.

•                    Net income attributable to Vipshop’s shareholders increased by 122.8% to US$56.6 million from US$25.4 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 4.2% from 3.9% in the prior year period.

•                    Non-GAAP net income attributable to Vipshop’s shareholders5 increased by 154.6% to US$73.4 million from US$28.8 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders6 increased to 5.4% from 4.4% in the prior year period.

Full Year 2014 Highlights

•                    Total net revenue increased by 122.4% to US$3.77 billion over the prior year period, primarily attributable to a 150.4% increase in the number of active customers to 23.6 million from 9.4 million and a 118.3% increase in total orders to 107.3 million from 49.2 million in the prior year.

•                    Gross margin increased to 24.9% from 24.0% in the prior year.

•                    Income from operations for the full year of 2014 increased by 152.7% to US$136.0 million from US$53.8 million in the prior year. Non-GAAP income from operations increased by 213.0% to US$207.4 million from US$66.3 million in the prior year period. Non-GAAP operating income margin increased to 5.5% from 3.9% in the prior year.

•                  Net income attributable to Vipshop’s shareholders increased by 162.4% to US$137.3 million from US$52.3 million in the prior year. Net income margin increased to 3.6% from 3.1% in the prior year.

•                  Non-GAAP net income attributable to Vipshop’s shareholders increased by 209.5% to US$200.4 million from US$64.8 million in the prior year. Non-GAAP net income margin increased to 5.3% from 3.8% in the prior year.

1  Active customers are defined as any registered member who has purchased products from the Company at least once during the period. The active customer figure in 2014 includes active Lefeng customers after the Lefeng acquisition was completed in February 2014.

2  Total orders are defined as the total number of orders placed during the period. The total order figure in 2014 includes orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

3  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from the Lefeng acquisition.

4  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

5  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and equity method investments.

6  Non-GAAP net income margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as Non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues.

Mr. Eric Shen, chairman and chief executive officer of Vipshop, stated, “We are very pleased with our robust fourth quarter and full year 2014 financial and operational results, which were largely driven by our continued efforts in enhancing our mobile shopping experience. As mobile is increasingly becoming the ideal solution for eCommerce users, we believe our flash sales model, which allows shoppers to act instantly on sales events any time and anywhere, is particularly well suited for users shopping via mobile devices. Additionally, we have witnessed our initiatives in logistics expansion and warehousing efficiency take shape as we progressed in terms of both customer satisfaction and cost control. Going forward, we will continue to strengthen our mobile capabilities and focus on attracting new customers by continuing to provide a convenient and pleasant shopping experience.”

Mr. Donghao Yang, chief financial officer of Vipshop, commented, “We are very proud of our fourth quarter financial results, which exceeded our prior expectations. Our progress in mobile, market expansion, along with our long-standing commitment to customers enabled us to further boost both the total net revenue and the net income attributable to our shareholders. During the fourth quarter of 2014, the mobile contribution of our platform reached approximately 66% of our gross merchandise volume. Looking ahead, we are firmly confident that by executing our growth strategies and further investing judiciously in fulfillment, technology and talent, we will be able to further fortify our position as the leading online discount retailer in China and continue delivering a satisfying shopping experience to our growing base of customers.”

Fourth Quarter 2014 Financial Results

REVENUE

Total net revenue increased by 108.9% to US$1.36 billion from US$651.0 million in the prior year period, primarily driven by growth in the number of new active customers, total active customers, total orders, as well as the increasing revenue contribution from the mobile platform.

The number of active customers for the fourth quarter of 2014 increased by 114.2% to 12.2 million from 5.7 million in the prior year period. The number of total orders for the fourth quarter of 2014 increased by 99.6% to 35.3 million from 17.7 million in the prior year period. This increase was primarily due to increased brand recognition, as well as the Company’s continued efforts in optimizing and diversifying brand and product selection available on both PC and mobile platforms.

GROSS PROFIT

Gross profit for the fourth quarter of 2014 increased by 112.2% to US$338.2 million from US$159.4 million in the prior year period, primarily attributable to the Company’s increased bargaining power with its suppliers due to the expanding scale of the Company and the growth of the Company’s marketplace business. Gross margin increased to 24.9% in the fourth quarter of 2014 from 24.5% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2014 increased by 115.0% to US$287.5 million from US$133.7 million in the prior year period. As a percentage of total net revenue, total operating expenses increased to 21.1% from 20.5% in the prior year period.

•                          Fulfillment expenses increased by 73.9% to US$127.3 million from US$73.2 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 9.4% from 11.2% in the prior year period, primarily reflecting the scale effect associated with the rapid growth in total net revenues.

•                    Marketing expenses increased by 135.5% to US$68.1 million from US$28.9 million in the prior year period. As a percentage of total net revenue, marketing expenses increased to 5.0% from 4.4% in the prior year period, reflecting the Company’s strategy to drive long-term growth through increasing investments in strengthening its brand awareness, attracting more mobile users, and expanding market share especially within product categories such as cosmetics, home goods, baby and child care products.

•                    Technology and content expenses increased by 168.9% to US$38.1 million from US$14.2 million in the prior year period. As a percentage of total net revenue, technology and content expenses increased to 2.8% from 2.2% in the prior year period, primarily reflecting the Company’s continued effort to expand headcount to better support future growth, as well as its investments in data analytics, which can help improve the ability to predict consumer behavior and further enhance user experience.

•                    General and administrative expenses increased by 209.2% to US$54.0 million from US$17.5 million in the prior year period. As a percentage of total net revenue, general and administrative expenses increased to 4.0% from 2.7% in the prior year period, primarily due to headcount expansion associated with the growth in the Company’s overall business, the amortization of intangible assets resulting from the Lefeng acquisition, as well as the increase in online payment expenses.

Income from operations increased by 105.7% to US$60.8 million from US$29.6 million in the prior year period due to the growing scale of the Company’s operations and decrease in fulfillment expenses as a percentage of total net revenue. Operating income margin remained stable at 4.5%, as compared with the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 141.5% to US$79.6 million from US$33.0 million in the prior year period. Non-GAAP operating income margin increased to 5.9% from 5.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 122.8% to US$56.6 million from US$25.4 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 4.2% from 3.9% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 increased to US$0.09 from US$0.04 in the prior year period.

7  “ADS” means American Depositary Share. Effective November 3, 2014, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing two ordinary shares to five ADSs representing one ordinary share. The computation of GAAP and non-GAAP income per diluted ADS have been adjusted retroactively for all periods presented to reflect this change.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and equity method investments, increased by 154.6% to US$73.4 million from US$28.8 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders increased to 5.4% from 4.4% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to US$0.12 from US$0.05 in the prior year period.

For the quarter ended December 31, 2014, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 598,878,670.

As of December 31, 2014, the Company had cash and cash equivalents, and restricted cash of US$772.2 million and held-to-maturity securities of US$607.3 million.

For the quarter ended December 31, 2014, net cash from operating activities was US$311.2 million.

Full Year 2014 Financial Results

Total net revenues increased by 122.4% year over year for the full year of 2014 to US$3.77 billion, primarily driven by growth in the number of new active customers, total active customers, total orders, as well as the increasing revenue contribution from the mobile platform.

The number of active customers for the full year of 2014 increased by 150.4% to 23.6 million from 9.4 million in the prior year. The number of total orders for the full year of 2014 increased by 118.3% to 107.3 million from 49.2 million in the prior year.

Gross profit increased by 130.1% to US$938.3 million for the full year of 2014 from US$407.8 million in the prior year, primarily attributable to the Company’s increased bargaining power with its suppliers due to the expanding scale of the Company and the growth of the Company’s marketplace business. Gross margin increased to 24.9% from 24.0% in the prior year.

Income from operations for the full year of 2014 increased by 152.7% to US$136.0 million from US$53.8 million in the prior year due to the growing scale of the Company’s operations and decrease in fulfillment expenses as a percentage of total net revenue. Operating income margin increased to 3.6% from 3.2% in the prior year.

Non-GAAP income from operations for the full year of 2014 increased by 213.0% to US$207.4 million from US$66.3 million in the prior year. Non-GAAP operating income margin increased to 5.5% from 3.9% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2014 increased by 162.4% to US$137.3 million from US$52.3 million in the prior year. Net income margin increased to 3.6% from 3.1% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS increased to US$0.23 from US$0.09 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2014 increased by 209.5% to US$200.4 million from US$64.8 million in the prior year. Non-GAAP net income margin increased to 5.3% from 3.8% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to US$0.33 from US$0.11 in the prior year.

For the full year ended December 31, 2014, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 601,137,920.

For the full year of 2014, net cash from operating activities was US$505.7 million.

Business Outlook

For the first quarter of 2015, the Company expects its total net revenue to be between US$1.25 billion and US$1.30 billion, representing a year-over-year growth rate of approximately 78% to 85%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, February 17, 2015 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2014.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#79436033

The replay will be accessible through February 24, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 9003 4211
Conference ID:	#79436033

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from the Lefeng acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In US dollars, except for share data)

	Three Months Ended			Twelve Months Ended
	December 31,2013	December 31,2014	September 30,2014	December 31,2012	December 31,2013	December 31,2014
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	641,801,263	1,333,220,208	859,883,977	690,057,249	1,680,560,853	3,701,183,875
Other revenues (1)	9,215,025	26,435,379	22,744,912	2,055,715	16,111,882	72,473,670
Total net revenues	651,016,288	1,359,655,587	882,628,889	692,112,964	1,696,672,735	3,773,657,545
Cost of goods sold	(491,590,070)	(1,021,422,958)	(663,103,397)	(537,637,860)	(1,288,900,456)	(2,835,310,592)
Gross profit	159,426,218	338,232,629	219,525,492	154,475,104	407,772,279	938,346,953
Operating expenses
Fulfillment expenses(2)	(73,203,384)	(127,330,596)	(84,427,176)	(96,523,444)	(197,812,615)	(370,189,860)
Marketing expenses	(28,902,617)	(68,056,776)	(47,052,468)	(32,272,629)	(74,498,341)	(189,936,406)
Technology and content expenses	(14,166,544)	(38,091,946)	(31,325,933)	(14,644,113)	(40,399,276)	(109,476,531)
General and administrative expenses(3)	(17,466,907)	(54,002,031)	(42,825,327)	(25,541,812)	(49,943,775)	(157,846,115)
Total operating expenses	(133,739,452)	(287,481,349)	(205,630,904)	(168,981,998)	(362,654,007)	(827,448,912)
Other income	3,873,895	10,059,819	7,365,827	2,563,321	8,708,487	25,122,023
Income from operations	29,560,661	60,811,099	21,260,415	(11,943,573)	53,826,759	136,020,064
Other non-operating income	—	—		—	—	3,312,033
Impairment loss of investment	—	(1,006,083)	—	—	—	(1,006,083)
Interest expense	—	(2,029,020)	(3,938,662)	(222,868)	—	(12,277,152)
Interest income	5,870,876	13,658,779	11,795,681	3,558,013	15,666,129	47,090,132
Exchange gain (loss)	251,980	(3,312,446)	3,518,172	(157,473)	1,356,766	(139,165)
Income before income taxes	35,683,517	68,122,329	35,207,646	(8,765,901)	70,849,654	172,999,829
Income tax expenses(4)	(10,284,887)	(9,781,296)	(10,400,814)	(706,173)	(18,549,791)	(39,978,145)
Share of loss of affiliates	—	(5,571,869)	(2,080,214)			(10,232,492)
Net income (loss)	25,398,630	52,769,164	22,726,618	(9,472,074)	52,299,863	122,789,192
Net loss attributable to noncontrolling interests	—	3,814,346	4,969,021	—	—	14,470,715
Net income (loss) attributable to Vipshop’s shareholders	25,398,630	56,583,510	27,695,639	(9,472,074)	52,299,863	137,259,907

Shares used in calculating earnings per share(5):
Class A common shares:
—Basic	94,855,988	97,841,008	97,215,769	72,338,848	92,452,279	96,800,324
—Diluted	101,158,258	103,265,376	102,910,238	72,338,848	98,984,815	103,717,226

Class B common shares:
—Basic	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358

Net earnings per Class A share
Net income (loss) attributable to Vipshop’s shareholders—Basic	0.23	0.49	0.24	(0.11)	0.48	1.21
Net income (loss) attributable to Vipshop’s shareholders—Diluted	0.22	0.47	0.23	(0.11)	0.45	1.14

Net earnings per Class B share
Net income (loss) attributable to Vipshop’s shareholders—Basic	0.23	0.49	0.24	(0.11)	0.48	1.21
Net income (loss) attributable to Vipshop’s shareholders—Diluted	0.22	0.47	0.23	(0.11)	0.45	1.14

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income (loss) attributable to Vipshop’s shareholders—Basic	0.05	0.10	0.05	(0.02)	0.10	0.24
Net income (loss) attributable to Vipshop’s shareholders—Diluted	0.04	0.09	0.05	(0.02)	0.09	0.23

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(2) Including shipping and handling expenses, which amounted US$43million, US$65.7 million and US$40 million in the three month periods ended December 31, 2013, December 31, 2014 and September 30, 2014, respectively.

				(2) Including shipping and handling expenses, which amounted US$54 million, US$117 million and US$191.6 million in the twelve month periods ended December 31, 2012, 2013 and 2014 respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to US$9.6 million and US$10 million in the three months period ended December 31, 2014 and September 30, 2014, respectively.

				(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to US$34.6 million in the twelve months period ended December 31, 2014.

(4)Included income tax benefits of US$2.5 million and US$2.5 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended December 31, 2014 and September 30, 2014, respectively.

(4)Included income tax benefits of US$8.7 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the twelve months period ended December 31, 2014 .

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	25,398,630	52,769,164	22,726,618	(9,472,074)	52,299,863	122,789,192
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,022,857	(5,796,127)	2,334,966	994,606	3,518,820	(8,812,057)
Comprehensive income	27,421,487	46,973,037	25,061,584	(8,477,468)	55,818,683	113,977,135
Less: Comprehensive loss attributable to non-controlling interests	—	(3,796,348)	(4,929,005)	—	—	(14,373,336)

Comprehensive income attributable to Vipshop’s shareholders	27,421,487	50,769,385	29,990,589	(8,477,468)	55,818,683	128,350,471

	Three Months Ended			Twelve Months Ended
	December 31,2013	December 31,2014	September 30,2014	December 31,2012	December 31,2013	December 31,2014
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	246,858	516,285	549,512	292,866	721,531	1,765,664
Marketing expenses	109,228	590,755	803,136	169,100	381,326	2,821,468
Technology and content expenses	1,404,929	3,809,942	5,059,331	897,133	3,275,228	16,831,098
General and administrative expenses	1,659,580	4,271,305	4,436,586	6,237,850	8,078,178	15,372,217
Total	3,420,595	9,188,287	10,848,565	7,596,949	12,456,263	36,790,447

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2013	As of December 31,2014
	USD	USD
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	334,715,019	772,128,894
Restricted cash	—	64,526
Held-to-maturity securities	385,841,626	607,345,904
Accounts receivable	3,055,446	24,997,405
Amounts due from related parties	—	4,994,873
Other receivables	16,481,032	88,663,626
Inventories	270,126,305	578,329,704
Advance to suppliers	13,216,869	13,208,263
Prepaid expenses	2,384,801	3,440,660
Deferred tax assets	11,126,647	37,576,691
Total current assets	1,036,947,745	2,130,750,546
NON-CURRENT ASSETS
Property and equipment, net	24,299,418	308,070,304
Deposits for property and equipment	5,518,404	33,444,340
Land use right	—	13,214,473
Intangible assets	5,294,375	167,448,229
Investment in affiliates	—	46,318,890
Other investments	—	16,567,053
Other long-term assets	—	6,527,910
Goodwill	—	9,670,204
Total non-current assets	35,112,197	601,261,403
TOTAL ASSETS	1,072,059,942	2,732,011,949

LIABILTIES AND EQUITY
CURRENT LIABILITIES

Accounts payable (Including accounts payable of the VIE without recourse to the Company of $ 70,026 and $ 1,207,182 as of December 31, 2013 and December 31, 2014, respectively)	476,847,881	986,567,345

Advance from customers (Including advance from customers of the VIE without recourse to the Company of $131,781,751 and $196,213,904 as of December 31, 2013 and December 31, 2014, respectively)	131,781,751	229,335,438

Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $ 101,097,647 and $ 152,160,878 as of December 31, 2013 and December 31, 2014, respectively)	196,327,519	377,261,330

Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $1,369,767 and $464,773 as of December 31, 2013 and December 31, 2014, respectively)	2,141,411	12,214,227

Deferred income (Including deferred income of the VIE without recourse to the Company of $ 20,592,249 and $ 28,836,599 as of December 31, 2013 and December 31, 2014, respectively)	21,705,981	31,357,338

Total current liabilities	828,804,543	1,636,735,678
NON-CURRENT LIABILITIES
Deferred tax liabilities	—	39,115,580
Notes payable	—	621,310,950
Total non-current liabilities	—	660,426,530
Total liabilities	828,804,543	2,297,162,208

EQUITY:

Class A common shares (US$0.0001 par value, 483,489,642 shares authorized, and 111,665,972 and 98,028,314 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	11,167	9,803

Class B common shares (US$0.0001 par value, 16,510,358 shares authorized, and nil and 16,510,358 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	—	1,651
Additional paid-in capital	363,221,310	402,487,492
Accumulated (losses) gains	(123,725,472)	13,534,436
Accumulated other comprehensive income (loss)	3,748,394	(5,063,663)
Non-controlling interest	—	23,880,022
Total shareholders’ equity	243,255,399	434,849,741
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,072,059,942	2,732,011,949

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2013	December 31,2014	September 30,2014	December 31,2012	December 31,2013	December 31,2014
	USD	USD	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income (loss) from operations	29,560,661	60,811,099	21,260,415	(11,943,573)	53,826,759	136,020,064
Share-based compensation expenses	3,420,595	9,188,287	10,848,565	7,596,949	12,456,263	36,790,447
Amortization of intangible assets resulting from a business acquisition	—	9,642,336	9,996,270	—	—	34,631,240
Non-GAAP income (loss) from operations	32,981,256	79,641,722	42,105,250	(4,346,624)	66,283,022	207,441,751

Net income (loss)	25,398,630	52,769,164	22,726,618	(9,472,074)	52,299,863	122,789,192
Share-based compensation expenses	3,420,595	9,188,287	10,848,565	7,596,949	12,456,263	36,790,447

Amortization of intangible assets resulting from business acquisitions and equity method investments (net of tax)	—	9,390,619	9,604,580	—	—	32,813,382
Non-GAAP net income (loss)	28,819,225	71,348,070	43,179,763	(1,875,125)	64,756,126	192,393,021

Net income (loss) attributable to Vipshop’s shareholders	25,398,630	56,583,510	27,695,639	(9,472,074)	52,299,863	137,259,907
Share-based compensation expenses	3,420,595	9,188,287	10,848,565	7,596,949	12,456,263	36,790,447
Amortization of intangible assets resulting from business acquisitions and equity method investments (exclude non-controlling interests and net of tax)	—	7,611,897	7,730,279	—	—	26,349,240
Non-GAAP net income (loss) attributable to Vipshop’s shareholders	28,819,225	73,383,694	46,274,483	(1,875,125)	64,756,126	200,399,594

Shares used in calculating earnings per share:
Basic commone shares:
Class A common shares:
—Basic	94,855,988	97,841,008	97,215,769	72,338,848	92,452,279	96,800,324
—Diluted	101,158,258	103,265,376	102,910,238	72,338,848	98,984,815	103,717,226

Class B common shares:
—Basic	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358	16,510,358

Non-GAAP net income per Class A share
Non-GAAP net income (loss) attributable to Vipshop’s shareholders—Basic	0.26	0.64	0.41	(0.02)	0.59	1.77
Non-GAAP net income (loss) attributable to Vipshop’s shareholders—Diluted	0.24	0.61	0.39	(0.02)	0.56	1.67

Non-GAAP net income per Class B share
Non-GAAP net income (loss) attributable to Vipshop’s shareholders—Basic	0.26	0.64	0.41	(0.02)	0.59	1.77
Non-GAAP net income (loss) attributable to Vipshop’s shareholders—Diluted	0.24	0.61	0.39	(0.02)	0.56	1.67

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income (loss) attributable to Vipshop’s shareholders—Basic	0.05	0.13	0.08	(0.00)	0.12	0.35
Non-GAAP net income (loss) attributable to Vipshop’s shareholders—Diluted	0.05	0.12	0.08	(0.00)	0.11	0.33